United Rentals, Inc.

5 Greenwich Office Park

Greenwich, CT 06831

October 27, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash
Branch Chief

RE:

United Rentals, Inc.

United Rentals (North America), Inc.

Form 10-K for the year ended December 31, 2008

Definitive Proxy Statement, April 30, 2009

Form 10-Q for the quarter ended March 31, 2009

Files No. 1-14387 and 1-13663

Ladies and Gentlemen:

Set forth below are the Company’s responses to the comment letter dated October 22, 2009 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.

Form 10-K for the year ended December 31, 2008

Evaluation of Goodwill Impairment

1.	We have reviewed your response to comment two and have the following additional comments:

•	Please provide us with an analysis of whether your goodwill impairment charges would have been different had the testing been done at the district level for both 2008 and 2009.

•

We note from your letter dated September 17, 2009 that you transferred approximately 6% and 14% of your rental fleet during 2008 and the first half of 2009, respectively. Please clarify for us if these amounts exclude branch transfers that were within the same district. In addition, please provide us with a specific and comprehensive discussion regarding why the transfers have increased in 2009.

•	Please tell us the specific regions your remaining goodwill balance has been allocated to as well as the respective amount assigned to each region.

•	Please provide us with an analysis of the degree of transfers of equipment between districts for the remaining regions for which a significant amount of goodwill has been allocated.

•

We note you have defined segment management as your CEO, SVP Operations East, SVP Operations West and SVP Operations Trench Safety, Pump and Power. Please tell us what consideration you have given as to whether your segment management consists of executives at a lower level such as your Region Vice Presidents or your District Managers.

Response:

As discussed with the Staff, we confirm that the previously referenced fleet transfer figures of 6% and 14% during 2008 and the first half of 2009, respectively, exclude branch transfers that were within the same district. Additionally, at the Staff’s request, we are providing the following information related to Total transfers (that is, all transfers of equipment across branches) as well as Across District transfers (that is, equipment transfers that cross branches and districts, but are within the same region) since the first quarter of 20081:

Period	Total	Across Districts
Q1 2008	$935 million	$150 million
Q2 2008	$1.3 billion	$208 million
Q3 2008	$1.5 billion	$225 million
Q4 2008	$1.4 billion	$255 million
Q1 2009	$1.3 billion	$511 million
Q2 2009	$1.6 billion	$391 million
Q3 2009	$1.4 billion	$299 million

As discussed with the Staff, management is being more disciplined with our capital spend. Rather than purchasing new rental equipment, we believe it is a more prudent use of our capital to identify other equipment within our existing network that may be underutilized and able to generate better returns through a transfer. The level of transfers tends to reflect this focus, as opposed to branch closures.

[1]

Consistent with our prior response, these figures are on an original equipment cost basis. Additionally, as discussed with the Staff, we do not currently have- and do not track- transfers by region. As a result, we are unable to identify the portion of these transfers relating to regions with remaining goodwill.

As of December 31, 2008, we had $190 million of goodwill. Of this balance, approximately 98% related to three regions- Trench safety, pump and power ($93 million), the East ($32 million) and the Rocky Mountain ($62 million).2

As discussed with the Staff, because we have determined that our regions are our reporting units and because of the significant time and cost involved, we have not provided an analysis of what our goodwill impairment charges may have been had the impairment testing been performed at the district level. In making the determination that our regions are our reporting units, we did consider whether management beneath the level of Senior Vice President was part of segment management and believe the Regional Vice Presidents are the respective operating segment managers. Paragraph 30 of FAS 142 includes guidance for determining reporting units and indicates that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. EITF D-101 requires us to evaluate whether two or more components (our districts) have similar economic characteristics using judgment that depends on our specific facts and circumstances. Moreover, it indicates that the assessment should be more qualitative than quantitative. We believe that the operations of, and the manner in which we operate, the districts (and the branches within those districts) are similar. All of our branches use the same equipment rental operating system that tracks rental rates, utilization and availability, among other items. Further, the capital to purchase rental equipment (which is the driver of our revenues and our most significant investment) is set at the corporate level by the CODM and Senior Vice Presidents and is allocated on a regional basis. Regardless of whether the Regional Vice Presidents receive and review branch and/or district information, the districts are essentially a mechanism to control and manage resources which have been allocated on a regional basis to serve the customers of that region and our national account customers. Our customers are indifferent to the branch or district that delivers the equipment and the Regional Vice Presidents are empowered to transfer equipment within a region to meet their customers’ needs. Accordingly, we determined that it was reasonable, and appropriate, to conduct our goodwill impairment testing at the region level.

While we recognize there is judgment involved in the identification of reporting units, we believe our judgment is consistent with paragraph B102 of FAS 142 which provides, in relevant part, as follows: “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business.” As discussed with the staff, and consistent with the preceding paragraph, we manage our business on a regional basis.

[2]	As discussed in our prior response, during the first quarter 2009 we completed a realignment whereby we reduced our regions from 11 to nine. As a result of this realignment, the Rocky Mountain’s goodwill ($62 million as of December 31, 2008) was split between the Northwest and Southwest. As a result, following the realignment and as of September 30, 2009, our remaining goodwill of $196 million principally relates to four regions, as opposed to the three regions as of December 31, 2008.

2.	We note your response to our prior comment three. Please ensure that you disclose in your third quarter Form 10-Q that you believe your reporting units have estimated fair values that substantially exceed their carrying values. In addition, we note that you intend to refer to experts. Please review your disclosure to either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit in a registration statement. Refer to Section 436(b) of Regulation C. In addition, if you choose to continue to reference these experts, please expand your disclose to more specifically describe the nature of their assistance.

Response:

As discussed with the Staff, we will disclose in our third quarter Form 10-Q that substantially all of the goodwill remaining on our balance sheet as of our most recent testing date (December 31, 2008) related to reporting units which we believe had estimated fair values significantly in excess of the corresponding carrying values. Additionally, as previously communicated to the Staff, in our 2009 Form 10-K and in connection with our annual goodwill impairment testing which will be completed in the fourth quarter, we will provide a sensitivity analysis allowing investors to assess the impact of reasonably likely changes in the material assumptions which inform that analysis.

Please also note that we will remove any references to experts in our third quarter Form 10-Q.

Note 4. Segment Information

3.	We have reviewed your response to our prior comment four and appreciate the additional information you have provided. We note that some of your regions have gross margins that vary significantly from the aggregated average. Please revise your MD&A in future filings to identify the regions that have experienced these variances, discuss the underlying reasons for the variances, and quantify the impact on your consolidated results. While we note that you expect the variances in gross margins to diminish in the future, to the extent that convergence is not achieved, please reconsider whether your regions have similar economic characteristics and if it is appropriate to aggregate all of your geographic regions.

Response:

In future filings, commencing with our third quarter Form 10-Q, we will identify the regions within our general rentals reporting segment which have experienced gross margin variances. Further, we will describe the reasons for the variances as well as any impact such variances may have on our consolidated results of operations. Additionally, we advise the staff that we will continue to review any such variances to assess whether aggregating the regions for segment reporting purposes is appropriate.

****

The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor. The Company’s auditor has indicated their concurrence with the responses set forth herein.

In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely,

UNITED RENTALS, INC.

/s/ William B. Plummer
William B. Plummer
Chief Financial Officer

cc:	Mindy Hooker, Staff Accountant
Tricia Armelin, Senior Staff Accountant
Chambre Malone, Attorney
Dietrich King, Attorney